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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

ICO GLOBAL COMMUNICATIONS (HOLDINGS) LIMITED
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
44930K108
(CUSIP Number)
Michael Colvin
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 14, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	44930K108

1	NAMES OF REPORTING PERSONS Highland Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		34,114,890

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,171,897

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		34,114,890

WITH	10	SHARED DISPOSITIVE POWER

		2,171,897

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	36,286,787

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN/IA

CUSIP No.	44930K108

1	NAMES OF REPORTING PERSONS Strand Advisors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		34,114,890

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,171,897

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		34,114,890

WITH	10	SHARED DISPOSITIVE POWER

		2,171,897

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	36,286,787

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO/HC

CUSIP No.	44930K108

1	NAMES OF REPORTING PERSONS James D. Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF/PF/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		38,379,594

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,448,050

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		38,379,594

WITH	10	SHARED DISPOSITIVE POWER

		3,448,050

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	41,827,644

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	27.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

This Amendment No. 5 reflects changes to the information in the Schedule 13D relating to the Class A common stock of the issuer filed August 20, 2007 by the reporting persons with the Commission, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed December 17, 2007, Amendment No. 2 to the Schedule 13D filed January 17, 2008, Amendment No. 3 to the Schedule 13D filed January 28, 2008, and Amendment No. 4 to the Schedule 13D filed June 10, 2008 by the reporting persons with the Commission (as amended, the “Schedule 13D”). Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 5. Interest in Securities of the Issuer.
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:
“(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are described below.

Transaction	Effecting			Price		Description
Date	Person(s)	Shares Acquired	Shares Disposed	Per Share		of Transaction
August 21, 2008	Highland Capital Management, L.P.	17,286	0	$2.6797	(1)	Open market purchase
August 22, 2008	Highland Capital Management, L.P.	87,615	0	$2.7853	(1)	Open market purchase
August 25, 2008	Highland Capital Management, L.P.	50,000	0	$2.7186	(1)	Open market purchase
August 25, 2008	Highland Capital Management, L.P.	5,797	0	$2.7121	(1)	Open market purchase
August 26, 2008	Highland Capital Management, L.P.	480,000	0	$2.7863	(1)	Open market purchase
October 10, 2008	Barclays PLC	0	645,057	$0.7107	(2)	Open market sale
October 13, 2008	Barclays PLC	0	300,000	$0.7075	(2)	Open market sale
October 14, 2008	Barclays PLC	0	765,000	$0.6264	(2)	Open market sale
October 14, 2008	James D. Dondero	435,000	0	$0.6700	(3)	Open market purchase
October 14, 2008	James D. Dondero	250,000	0	$0.6600	(3)	Open market purchase

(1)	Includes commission of $0.020 per share.

(2)	Includes commission of $0.004 per share.

(3)	Includes commission of $0.010 per share.
Except as otherwise described herein, no transactions in the common stock of the issuer were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any reporting person.”

Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Additional Information (furnished herewith)

99.2	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.2 to the Schedule 13D related to the common stock of the issuer filed August 20, 2007 by the reporting persons with the Commission)

99.3	Securities Purchase Agreement (incorporated herein by reference from Exhibit 99.3 to Amendment No. 4 to the Schedule 13D related to the common stock of the issuer filed June 10, 2008 by the reporting persons with the Commission)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Highland Capital Management, L.P.

By:	Strand Advisors, Inc.
Title:	General Partner

By:	/s/ James D. Dondero

Name:	James D. Dondero
Title:	President
Date:	October 22, 2008

Strand Advisors, Inc.

By:	/s/ James D. Dondero

Name:	James D. Dondero
Title:	President
Date:	October 22, 2008

James D. Dondero

By:	/s/ James D. Dondero

Name:	James D. Dondero
Date:	October 22, 2008

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Additional Information (furnished herewith)

99.2	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.2 to the Schedule 13D related to the common stock of the issuer filed August 20, 2007 by the reporting persons with the Commission)

99.3	Securities Purchase Agreement (incorporated herein by reference from Exhibit 99.3 to Amendment No. 4 to the Schedule 13D related to the common stock of the issuer filed June 10, 2008 by the reporting persons with the Commission)